The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 333-132370-01

SUBJECT TO COMPLETION, DATED AUGUST 29, 2008

Pricing Supplement No. 2008-MTNDD330 Dated          , 2008
(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Citigroup Funding Inc.

Medium-Term Notes, Series D
Contingent Upside Participation Principal Protected Notes
Based Upon the iShares® S&P Latin American 40 Index Fund Due 2011
$10 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	We will not make any periodic payments during the term of the notes.

•	The notes are based upon the return of the iShares® S&P Latin American 40 Index Fund, have a maturity of approximately three years and will mature on , 2011. You will receive at maturity for each note you hold an amount in cash equal to $10 plus a note return amount, which may be positive or zero.

•	The note return amount will depend on the closing price of shares of the iShares® S&P Latin American 40 Index Fund (which we refer to as the fund shares) during the term of the notes, will be based either on the percentage change of the closing price of the fund shares during the term of the notes or on the fixed return described below, as applicable, and may be positive or zero. Thus, for each $10 principal amount note held at maturity, you will receive $10 plus:

•	an amount equal to the product of (a) $10 and (b) the percentage change in the closing price of the fund shares (which we refer to as the fund percentage change) from the date on which the notes are initially priced for sale to the public (which we refer to as the pricing date) to the third trading day before maturity (which we refer to as the valuation date), if the closing price of the fund shares on every trading day from the pricing date up to and including the valuation date is less than or equal to approximately 175% to 185% (to be determined on the pricing date) of the closing price of the fund shares on the pricing date; provided that if the percentage change in the closing price of the fund shares from the pricing date to the valuation date is negative, the fund percentage change will equal 0%. In this case, the amount you will receive at maturity per note, including principal, will vary but will not be more than approximately $17.50 to $18.50 (to be determined on the pricing date) nor less than $10; or

•	an amount equal to the product of (a) $10 and (b) a fixed return equal to 19% if the closing price of the fund shares on any trading day from the pricing date up to and including the valuation date is greater than approximately 175% to 185% (to be determined on the pricing date) of the closing price of the fund shares on the pricing date, regardless of the fund percentage change. In this case, the amount you will receive at maturity per note, including principal, will be $11.90.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

“Standard & Poor’s®,” “S&P®” and “S&P Latin American 40tm” are trademarks of Standard & Poor’s (a division of The McGraw-Hill Companies, Inc.) and have been licensed for use by Citigroup Funding Inc.’s affiliate, Citigroup Global Markets Inc. “iShares®” is a trademark of Barclays Global Investors, N.A. and has been licensed for use by Citigroup Global Markets. The notes have not been passed on by Standard & Poor’s, The McGraw-Hill Companies or Barclays Global Investors. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, The McGraw-Hill Companies or Barclays Global Investors and none of the above makes any warranties or bears any liability with respect to the notes.

iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price	$10.000	$
Underwriting Discount	$0.300	$
Proceeds to Citigroup Funding Inc.	$9.700	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.300 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive not more than $0.275 from this underwriting fee for each Note they sell. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.275 from this underwriting fee for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about          , 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Contingent Upside Participation Principal Protected Notes Based Upon the iShares® S&P Latin American 40 Index Fund, or the notes, are investments linked to an exchange-traded fund that are offered by Citigroup Funding Inc. and that have a maturity of approximately three years. The notes pay an amount at maturity that will depend on the percentage change in the closing price of the iShares® S&P Latin American 40 Index Fund shares (which we refer to as the fund shares) during the term of the notes. If the closing price of the fund shares on every trading day from the pricing date up to and including the valuation date is less than or equal to approximately 175% to 185% (to be determined on the pricing date) of the closing price of the fund shares on the pricing date (which we refer to as the starting price), the payment you receive at maturity for each note you then hold will be based on the fund percentage change and will be an amount, including principal, not less than $10 and not greater than approximately $17.50 to $18.50 (to be determined on the pricing date). If, however, the closing price of the fund shares on any trading day from the pricing date up to and including the valuation date is greater than approximately 175% to 185% (to be determined on the pricing date) of the starting price, the payment you receive at maturity for each note you then hold will be based on a fixed return of 19% and will be an amount, including principal, equal to $11.90, regardless of the fund percentage change.

The notes mature on          , 2011 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the closing price of the fund shares. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Periodic Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares or the stocks included in the S&P Latin American 40 Index, the index upon which the iShares® S&P Latin American 40 Index Fund is based.

What Will I Receive at Maturity of the Notes?

The notes will mature on          , 2011. At maturity you will receive for each note you hold an amount in cash equal to the sum of $10 and a note return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the closing price of the fund shares during the term of the notes. The payment you receive at maturity for each note you then hold, however, will not be less than the amount of your original investment in the notes.

How Will the Note Return Amount Be Calculated?

The note return amount will depend on the closing price of the fund shares during the term of the notes, will be based either on the percentage change of the closing price of the fund shares during the term of the notes or the fixed return, as applicable, and may be positive or zero. Thus, for each $10 principal amount note held at maturity, you will receive $10 plus:

•	an amount equal to the product of (a) $10 and (b) the fund percentage change, if the closing price of the fund shares on every trading day from the pricing date up to and including the valuation date is less than or equal to approximately 175% to 185% (to be determined on the pricing date) of the closing price of the fund shares on the pricing date; provided that if the percentage change in the closing price of the fund shares from the pricing date to the valuation date is negative, the fund percentage change will equal 0%. In this case, the amount you will receive at maturity per note, including principal, will vary but will not be more than approximately $17.50 to $18.50 (to be determined on the pricing date) nor less than $10; or

•	an amount equal to the product of (a) $10 and (b) a fixed return equal to 19%, if the closing price of the fund shares on any trading day from the pricing date up to and including the valuation date is greater than approximately 175% to 185% (to be determined on the pricing date) of the closing price of the fund shares on the pricing date, regardless of the fund percentage change. In this case, the amount you will receive at maturity per note, including principal, will be $11.90.

The fund percentage change will equal the percentage change in the closing price of the fund shares from the pricing date to the valuation date, expressed as a percentage:

Ending Price — Starting Price
Starting Price

provided that if the percentage change in the closing price of the fund shares from the pricing date to the valuation date is negative, the fund percentage change will be 0%.

The starting price will equal the closing price of the fund shares on the pricing date.

The ending price will equal the closing price of the fund shares on the valuation date.

The pricing date will be the date on which the notes are initially priced for sale to the public.

The valuation date will be the third trading day before the maturity date.

For more specific information about the “note return amount,” the determination of a “trading day” and the effect of a market disruption event on the determination of the note return amount, please see “Description of the Notes — Note Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For a table setting forth hypothetical returns at maturity, see “Description of the Notes — Hypothetical Returns at Maturity” in this pricing supplement.

What Is the iShares® S&P Latin American 40 Index Fund?

Each fund share represents a beneficial interest in the iShares® S&P Latin American 40 Index Fund (which we refer to as the fund), which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of companies in the Mexican and South American equity markets as represented by the Standard & Poor’s Latin America 40 Index.

The fund is an exchange-traded fund listed on NYSE Arca under the symbol “ILF” that is intended to give investors an efficient, modified market-capitalization-based way to track the movement of public companies that are components of the S&P Latin American 40 Index and that have highly liquid securities traded in the Mexican and South American equity markets. The fund generally invests at least 90% of its assets in securities of companies that are components of the S&P Latin American 40 Index and depositary receipts representing securities of companies that are components of the S&P Latin American 40 Index. The fund may invest the remainder of its assets in securities of companies not included in the S&P Latin American 40 Index but which Barclays Global Fund Advisors, the investment adviser to the fund, believes will help the fund track the S&P Latin American 40 Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by Barclays Global Fund Advisors.

As of June 30, 2008, the fund included 38 component securities, which were classified into the following industries (with the percentage of companies currently included in such industries in parentheses): Materials (36.25%), Energy (20.80%), Financials (12.38%), Telecommunication Services (12.39%), Consumer Staples (9.00%), Utilities (4.08%), Industrials (2.03%), Consumer Discretionary (1.78%) and S-T Securities (0.03%).

Additional information on the fund, including its makeup, method of calculation and changes in its components, is included in this pricing supplement under “Description of the iShares® S&P Latin American 40 Index Fund.” All such disclosures in this pricing supplement on the fund are derived from publicly available information. None of Citigroup Funding, Citigroup Inc. or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the fund shares or the securities of the companies included in the fund.

What is the S&P Latin American 40 Index?

The S&P Latin American 40 Index is an equity index drawn from four major Latin American markets — Argentina, Brazil, Chile, and Mexico. The index constituents are leading, large, liquid, blue chip companies from the Latin American markets, capturing 70% of their total market capitalization.

The S&P Latin American 40 Index mirrors the sector weights of the broader universe of stocks from the four markets. Similarly, the index mirrors the country weights of the four markets within that same universe of stocks. This policy ensures that, with 40 stocks, investors are approximating the sector and country mix of the region.

The index is calculated using a base-weighted aggregate methodology. That means the level of the index reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float adjustment.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P Latin American 40 Index.

How Have the Fund Shares Performed Historically?

We have provided a graph showing the daily closing prices of the fund shares, as reported on the American Stock Exchange from January 2, 2004 through February 15, 2007, on the New York Stock Exchange from February 16, 2007 through December 5, 2007 and on NYSE Arca from December 6, 2007 through August 28, 2008 and a table showing the quarterly high and low closing prices for the fund shares and dividends paid on such shares for each quarter since the first quarter of 2004. You can find this graph and this table in the section “Historical Data on the Fund Shares” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the fund shares in recent years. However, past performance is not indicative of how the fund shares will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Fund Shares Is Not an Indication of the Future Performance of the Fund Shares” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be     % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount representing all amounts payable on the notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). Special rules will apply if the closing price of the fund shares is greater than (approximately 175% to 185% of the starting price) at any time before six months prior to maturity, so that the amount paid at the maturity of the Notes would become fixed. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the fund shares or one or more stocks included in the S&P Latin American 40 Index or in other instruments, such as options, swaps or futures, based upon the fund shares, the S&P Latin American 40 Index or the stocks included in the S&P Latin American 40 Index. This hedging activity could affect the price of the fund shares and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in the receipt of a profit by our affiliates or us, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the price of the fund shares and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be Zero

Your note return amount at maturity will depend on the closing price of the fund shares during the term of the notes and will be based either on the fund percentage change or the fixed return, as applicable. If (i) the closing price of the fund shares on every trading day from the pricing date up to and including the valuation date is less than or equal to approximately 175% to 185% (to be determined on the pricing date) of the starting price, and (ii) the ending price of the fund shares is less than or equal to the starting price, then the payment you receive at maturity will be limited to your initial investment in the notes, even if the closing price of the fund shares is greater than its starting price at one or more times during the term of the notes. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the fund shares or an investment in some or all of the stocks included in the S&P Latin America 40 Index.

The Appreciation of Your Investment in the Notes Will Be Limited

If the closing price of the fund shares on any trading day from the pricing date up to and including the valuation date is greater than approximately 175% to 185% (to be determined on the pricing date) of the starting price, you will receive a fixed return at maturity equal to 19% regardless of the fund percentage change. In this case, if the fund shares appreciate more than 19% during the term of the notes, you will not fully participate in such appreciation.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares or the stocks included in the S&P Latin American 40 Index.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, even if the closing price of the fund shares has not exceeded approximately 175% to 185% (to be determined on the pricing date) of the starting price, if the ending price of the fund shares is less than      (an increase of     % from the starting price of the fund shares), the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Will Depend on a Number of Factors

We believe that the value of your notes will be affected by the supply of and demand for the notes, the trading price of the fund shares, interest rates and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Fund Shares.  We expect that the market value of the notes will depend substantially on the amount, if any, by which the trading price of the fund shares changes from the starting price. However, changes in the trading price of the fund shares may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to maturity, even if the closing price of the fund shares has been less than or equal to approximately 175% to 185% (to be determined on the pricing date) of the starting price at all times during the term of the notes up to and including the time of sale, you may receive substantially less than the amount that would be payable at maturity based on the closing price at the time of sale because of expectations that the price of the fund shares will continue to fluctuate between that time and the time when the ending price of the fund shares is determined. In addition, significant increases in the closing price of the fund shares may result in a decrease in the market value of the notes because if the closing price of the fund shares on any trading day after the pricing date up to and including the valuation date is greater than approximately 175% to 185% (to be determined on the pricing date) of the starting price, the amount you can receive at maturity for each $10 note you then hold will be limited to $11.90.

Trading prices of the stocks included in the S&P Latin American 40 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which those stocks are traded, and by various circumstances that can influence the prices of such stocks in a specific market segment of a particular index. Citigroup Funding’s hedging activities, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the S&P Latin America 40 Index and, therefore, the closing price of the fund shares and the market value of the notes.

Volatility of the Fund Shares.  Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the trading price of the fund shares changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Events Involving the Companies Included in the S&P Latin American 40 Index.  General economic conditions and earnings results of the companies whose stocks are included in the S&P Latin American 40 Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the note return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.  We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

The Notes are Subject to Geographic Risks.  The economies of certain Central and South American countries have experienced high interest rates, economic volatility, inflation, currency devaluations and high unemployment rates. In addition, commodities (such as oil, gas and minerals) represent a significant percentage of the region’s exports and many economies in this region are particularly sensitive to fluctuations in commodity prices. Adverse economic events in one country may have a significant adverse effect on other countries of this region. As a result, the market value of the notes will be affected by events taking place in the Central and South American region.

The Notes Are Subject to Currency Exchange Rate Risks.  Because the closing price of the fund shares generally reflects the U.S. dollar value of the stocks represented in the S&P Latin American 40 Index, holders of the notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the stocks represented in the S&P Latin American 40 Index trade. An investor’s net exposure will depend on the extent to which relevant currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against relevant currencies, the price of the fund shares will be adversely affected and the amount you receive at maturity or the market value upon sale prior to maturity may be reduced.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the trading price of the fund shares. A “time premium” or “discount” results from expectations concerning the trading price of the fund shares during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the fund shares or one or more of the stocks included in the S&P Latin American 40 Index or in the other instruments, such as options, swaps or futures, based upon the fund shares, the S&P Latin American 40 Index or the stocks included in the S&P Latin American 40 Index. This hedging activity could affect the price of the fund shares and therefore the market value of the notes. It is possible that our affiliates may profit from this hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.  Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Trading Price and the Ending Price of the Fund Shares May Not Completely Track the Value of the S&P Latin American 40 Index

Although the trading price of the fund shares is expected to generally mirror the value of the S&P Latin American 40 Index, the trading price of the fund shares may not completely track the value of the S&P Latin American 40 Index. The trading price of the fund shares will reflect transaction costs and fees that are not included in the calculation of the S&P Latin America 40 Index. Additionally, because the fund may hold a small percentage of securities other than the stocks included in the S&P Latin American 40 Index, the fund may not fully replicate the performance of the S&P Latin American 40 Index. See “Description of the S&P Latin American 40 Index” in this pricing supplement.

The Historical Performance of the Fund Shares Is Not an Indication of the Future Performance of the Fund Shares

The historical performance of the fund shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the fund shares during the term of the notes. Changes in the trading price of the fund shares will affect the value of the notes, but it is impossible to predict whether the trading price of the fund shares will fall or rise.

The Return on the Notes May Be Lower Than the Return of a Note Based Upon a Different Combination of Securities from the Mexican and South American Equity Markets

The trading price of the fund shares will be primarily determined by the value of the stocks included in the S&P Latin American 40 Index. There is no guarantee that this combination of securities will actually perform better than a different combination of securities from the Mexican and South American equity markets and may cause your return on the notes, if any, to be less than the return on a note linked to a different combination of securities from the Mexican and South American equity markets.

The Return on the Notes May Be Lower Than the Return of a Note Based Upon a More Diverse Index

All or substantially all of the securities held by the fund are issued by public companies that are listed on the Mexican and South American equity markets. Because the value of the notes is linked to the performance of the fund, an investment in these notes will be concentrated in public companies listed on the Mexican and South American equity markets. The economies of certain Central and South American countries have experienced high interest rates, economic volatility, inflation, currency devaluations and high unemployment rates. In addition, to the extent that the S&P Latin America 40 Index is concentrated in the securities of companies in a particular market, industry, group of industries, sector or asset class, the fund may be adversely affect by the performance of those securities, may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the Mexican and South American equity markets than an investment in notes based upon securities of a more broadly diversified geographic segment or group of issuers.

The Trading Price of the Fund Shares and the Notes Will Be Affected by Conditions in the Relevant Securities Markets

The stocks included in the S&P Latin American 40 Index and that are generally tracked by the fund have been issued by companies in the Mexican and South American equity markets and are traded on different stock exchanges. Although the market price of the fund shares is not directly tied to the value of the S&P Latin American 40 Index or the price of the stocks included in the S&P Latin American 40 Index, the market price of the fund shares is expected to correspond generally to the value of those publicly traded equity securities in the relevant equity markets, as compiled and weighted by the S&P Latin American 40 Index. Investments in securities linked to the value of the international equity markets involve certain risks. The Mexican and South American equity markets may be more volatile than the U.S. or other securities markets. Also, there is generally less publicly available information about foreign companies than about U.S. companies, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. Securities prices in the Mexican and South American equity markets are subject to political, economic, financial and social factors that apply in such markets. These factors, which could negatively affect the securities markets in relevant markets, include the possibility of recent or future changes in the political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in relevant equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the economies of such markets may differ favorably or unfavorably from the U.S. economy in such respects as the growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the S&P Latin American 40 Index

Your return, if any, on the notes will not reflect the return you would realize if you actually owned the stocks included in the S&P Latin American 40 Index and purchased by the fund. Although the price of the fund shares will seek to generally mirror the value of the S&P Latin American 40 Index, the price of the fund shares may not completely track the value of the S&P Latin American 40 Index. The price of the fund shares will reflect transaction costs and fees that are not included in the calculation of the S&P Latin American 40 Index. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the S&P Latin American 40 Index, even if the ending price of the fund shares is greater than the starting price of the fund shares. In addition, if the dividend yield on those stocks increases, we expect that the value of the notes may decrease because the trading price of the fund shares will decrease when the value of the dividend payments for those stocks purchased by the fund are paid to holders of the fund shares.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the S&P Latin American 40 Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the fund shares, the stocks included in the S&P Latin American 40 Index or derivative instruments relating to the fund shares, the S&P Latin American 40 Index or such stocks for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the S&P Latin American 40 Index and, thus, the trading price of the fund shares and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the fund shares or one or more of the stocks included in the S&P Latin American 40 Index or in other instruments, such as options, swaps or futures, based upon the fund shares, the S&P Latin American 40 Index or the stocks included in the S&P Latin American 40 Index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the trading price of the fund shares and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Fund or Any Issuer of Any Stock Included in the S&P Latin American 40 Index

You will have no rights against the fund, the publisher of the S&P Latin American 40 Index or any issuer of any stock included in the S&P Latin American 40 Index, even though the amount you receive at maturity will depend on the daily closing price and the ending price of the fund shares, which depends, in part, on the prices of the stocks included in the S&P Latin American 40 Index. By investing in the notes, you will not acquire any fund shares nor any shares of stocks included in the S&P Latin American 40 Index and you will not receive any dividends or other distributions, if any, with respect to the fund shares or the stocks included in the S&P Latin American 40 Index. The fund, the index publisher and the issuers of the stocks included in the S&P Latin American 40 Index are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note although U.S. holders will receive no payments with respect to the note before maturity and regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Contingent Upside Participation Principal Protected Notes Based Upon the iShares® S&P Latin American 40 Index Fund (the “Notes”) are investments linked to an exchange-traded fund that are offered by Citigroup Funding Inc. and that have a maturity of approximately three years. The Notes pay an amount at maturity that will depend on the Closing Price of shares (the “Fund Shares”) of the iShares® S&P Latin American 40 Index Fund (the “Fund”) from the Pricing Date up to and including the Valuation Date. If the Closing Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date is less than or equal to approximately 175% to 185% (to be determined on the Pricing Date) of the Starting Price, the payment you receive at maturity for each Note you then hold will be based on the Fund Percentage Change and will be an amount, including principal, not less than $10 nor greater than approximately $17.50 to $18.50 (to be determined on the Pricing Date). If, however, the Closing Price of the Fund Shares on any Trading Day from the Pricing Date up to and including the Valuation Date is greater than approximately 175% to 185% (to be determined on the Pricing Date) of the Starting Price, the payment you receive at maturity for each Note you then hold will be based on a fixed return of 19% and will be an amount, including principal, equal to $11.90, regardless of the Fund Percentage Change.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $      (      Notes). The Notes will mature on          , 2011. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes. Also, you will not be entitled to receive dividend payments or other distributions, if any, made on the Fund Shares or the S&P Latin American 40 Index, the index upon which the Fund is based.

Payment at Maturity

The Notes will mature on          , 2011. If you hold your Note to maturity, you will receive at maturity, for each $10 principal amount Note, an amount in cash equal to $10 plus a Note Return Amount, which may be positive or zero.

Note Return Amount

The Note Return Amount will depend on the Closing Price of the Fund Shares during the term of the Notes, will be based either on the percentage change in the Closing Price of the Fund Shares during the term of the Notes or the fixed return, as applicable, and may be positive or zero. Thus, for each $10 Note held at maturity, you will receive $10 plus:

•	an amount equal to the product of (a) $10 and (b) the Fund Percentage Change, if the Closing Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date is less than or equal to approximately 175% to 185% (to be determined on the Pricing Date) of the Starting Price; provided that if the percentage change in the Closing Price of the Fund Shares from the Pricing Date to the Valuation Date is negative, the Fund Percentage Change will equal 0%. In this case, the amount you will receive at maturity per Note, including principal, will vary but will not be more than approximately $17.50 to $18.50 (to be determined on the Pricing Date) nor less than $10; or

•	an amount equal to the product of (a) $10 and (b) a fixed return equal to 19%, if the Closing Price of the Fund Shares on any Trading Day from the Pricing Date up to and including the Valuation Date is greater than approximately 175% to 185% (to be determined on the Pricing Date) of the Starting Price, regardless of the Fund Percentage Change. In this case, the amount you will receive at maturity per Note, including principal, will be $11.90.

The Fund Percentage Change will equal the percentage change in the Closing Price of the Fund Shares from the Pricing Date to the Valuation Date, expressed as a percentage:

Ending Price — Starting Price
Starting Price

provided that if the percentage change in the Closing Price of the Fund Shares from the Pricing Date to the Valuation Date is negative, the Fund Percentage Change will be 0%.

The Starting Price will equal the Closing Price of the Fund Shares on the Pricing Date.

The Ending Price will equal the Closing Price of the Fund Shares on the Valuation Date.

The Pricing Date will be the date on which the Notes are initially priced for sale to the public.

The Valuation Date will be the third Trading Day before the maturity date.

The “Closing Price” of the Fund Shares (or any other security for which a Closing Price must be determined as described under “— Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® S&P Latin American 40 Index Fund” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, Pink Sheets LLC or a similar organization. The determination of the Closing Price by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the Calculation Agent as described in the preceding sentence, will be the arithmetic mean, as determined by the Calculation Agent, of the bid prices of the Fund Shares or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the Calculation Agent. The terms “OTC Bulletin Board” and “Pink Sheets LLC” will include any successors to such services.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, on the applicable exchange or market, of accurate price, volume or related information (with respect to the Closing Price only, for a period longer than two hours, or during the one-half hour period preceding the close of trading) in respect of (a) the Fund Shares (or any other security for which a Closing Price must be determined) on any exchange or market, (b) stocks which then comprise 20% or more of the value of the S&P Latin American 40 Index or any successor index or (c) any options contracts or futures contracts relating to the Fund Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P Latin American 40 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P Latin American 40 Index will be based on a comparison of the portion of the value of the S&P Latin American 40 Index attributable to that security relative to the overall value of the S&P Latin American 40 Index, in each case immediately before that suspension or limitation.

A “Trading Day” means a day, as determined by the Calculation Agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange, and in the over-the-counter market for equity securities in the United States, or in the case of a security traded in one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

Hypothetical Returns at Maturity

The Note Return Amount will depend on the Closing Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date and will be based either on the percentage change in the Closing Price of the Fund Shares from the Pricing Date to the Valuation Date or the fixed return, as applicable. Because the Closing Price of the Fund Shares may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices of the Fund Shares on the return on the Notes at maturity, depending on whether the Closing Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date is less than or equal to 180% of the Starting Price or greater than 180% of the Starting Price. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Price is $47.86, that the threshold for determining whether holders will receive a return based on the percentage change in the Fund Shares or the fixed return is 180%, that 180% of the Starting Price is $86.15, that the term of the Notes is three years and that an investment is made on the initial issue date and held to maturity.

As demonstrated by the examples below, if the hypothetical Closing Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date is less than or equal to $86.15, the return will be equal to the Fund Percentage Change and, so long as the hypothetical Ending Price is greater than the hypothetical Starting Price, the payment at maturity will be greater than the initial investment of $10 per Note. If, however, the hypothetical Closing Price of the Fund Shares on any Trading Day from the Pricing Date up to and including the Valuation Date is greater than $86.15, the return on the Notes will be equal to the fixed return, regardless of whether the hypothetical Ending Price is greater than or less than the hypothetical Starting Price.

		Scenario I:		Scenario II:
		All Closing Prices Are		One or More Closing Prices Are
Hypothetical	Percentage Change	Less Than or Equal to $86.15(1)		Greater Than $86.15(2)
Ending Price of the	from the Starting Price	Fund Percentage	Payment at Maturity	Fixed	Payment at Maturity
Fund Shares	to the Ending Price	Change	on the Notes	Return	on the Notes

$23.93	−50%	0%	$10.00	19%	$11.90
$26.32	−45%	0%	$10.00	19%	$11.90
$28.72	−40%	0%	$10.00	19%	$11.90
$31.11	−35%	0%	$10.00	19%	$11.90
$33.50	−30%	0%	$10.00	19%	$11.90
$35.90	−25%	0%	$10.00	19%	$11.90
$38.29	−20%	0%	$10.00	19%	$11.90
$40.68	−15%	0%	$10.00	19%	$11.90
$43.07	−10%	0%	$10.00	19%	$11.90
$45.47	−5%	0%	$10.00	19%	$11.90
$47.86	0%	0%	$10.00	19%	$11.90
$50.25	5%	5%	$10.50	19%	$11.90
$52.65	10%	10%	$11.00	19%	$11.90
$55.04	15%	15%	$11.50	19%	$11.90
$57.43	20%	20%	$12.00	19%	$11.90
$59.83	25%	25%	$12.50	19%	$11.90
$62.22	30%	30%	$13.00	19%	$11.90
$64.61	35%	35%	$13.50	19%	$11.90
$67.00	40%	40%	$14.00	19%	$11.90
$69.40	45%	45%	$14.50	19%	$11.90
$71.79	50%	50%	$15.00	19%	$11.90
$74.18	55%	55%	$15.50	19%	$11.90
$76.58	60%	60%	$16.00	19%	$11.90
$78.97	65%	65%	$16.50	19%	$11.90
$81.36	70%	70%	$17.00	19%	$11.90
$83.76	75%	75%	$17.50	19%	$11.90
$86.15	80%	80%	$18.00	19%	$11.90
$88.54	85%	N/A	N/A	19%	$11.90
$90.93	90%	N/A	N/A	19%	$11.90
$93.33	95%	N/A	N/A	19%	$11.90
$95.72	100%	N/A	N/A	19%	$11.90
$98.11	105%	N/A	N/A	19%	$11.90

(1)	The hypothetical Closing Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date has been less than or equal to $86.15, which is 180% of the hypothetical Starting Price.

(2)	The hypothetical Closing Price of the Fund Shares on any Trading Day from the Pricing Date up to and including the Valuation Date has been greater than $86.15, which is 180% of the hypothetical Starting Price.

The examples are for purposes of illustration only. The actual Note Return Amount will depend on the actual Closing Prices during the term of the Notes, the actual Starting Price, the actual Ending Price, the actual threshold for determining whether holders will receive a return based on the percentage change in the Fund Shares or the fixed return and other relevant parameters.

Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® S&P Latin American 40 Index Fund

If the Fund Shares are delisted from, or trading in the Fund Shares is suspended on, NYSE Arca and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the Calculation Agent determines, in its sole discretion, to be comparable to the Fund Shares (any such securities, “Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining the Starting Price, Ending Price and the Closing Price on every Trading Day. Upon any selection by the Calculation Agent of Successor Shares, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund Shares are delisted from, or trading of the Fund Shares is suspended on, NYSE Arca and Successor Shares that the Calculation Agent determines to be comparable to the Fund Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in its sole discretion, and the value of such successor or substitute security, as determined by the Calculation Agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Starting Price, Ending Price and the Closing Price on every Trading Day. Upon any selection by the Calculation Agent of successor or substitute securities, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund is liquidated or otherwise terminated (a “Termination Event”), the Closing Price of the Fund Shares on each Trading Day from the date of the Termination Event up to and including the Valuation Date and the Ending Price will be determined by the Calculation Agent, in its sole discretion, and will be a fraction of the value of the S&P Latin American 40 Index (or any Successor Index, as defined below) on such Trading Day (taking into account any material changes in the method of calculating the S&P Latin American 40 Index represented by the Closing Price of the Fund Shares on the Trading Day prior to the occurrence of such Termination Event on which a Closing Price of the Fund was available. The Calculation Agent will cause notice of the Termination Event and calculation of the Closing Price and Ending Price as described above to be furnished to registered holders of the Notes.

If a Termination Event has occurred and S&P discontinues publication of the S&P Latin American 40 Index or if it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that of the S&P Latin American 40 Index, then the value of the S&P Latin American 40 Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes.

If a Termination Event has occurred and S&P discontinues publication of the S&P Latin American 40 Index and a Successor Index is not selected by the Calculation Agent or is no longer published on each Trading Day from the date of the Termination Event up to and including the Valuation Date, the value to be substituted for the S&P Latin American 40 Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the S&P Latin American 40 Index prior to any such discontinuance. In such case, on each Trading Day until and including the date on which a determination by the Calculation Agent is made that a Successor Index is available, the Calculation Agent will determine the value that is to be used in determining the value of the S&P Latin American 40 Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P Latin American 40 Index may adversely affect the value of the Notes in any secondary market.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the S&P Latin American 40 Index as described above, the Successor Index or value will be substituted for the S&P Latin American 40 Index for all purposes including for purposes of determining whether a Market Disruption Event occurs. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P Latin American 40 Index or any Successor Index is changed in any material respect, or if the S&P Latin American 40 Index or any Successor Index is in any other way modified so that the value of the S&P Latin American 40 Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P Latin American 40 Index or the Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P Latin American 40 Index or the Successor Index. Accordingly, if the method of calculating the S&P Latin American 40 Index or the Successor Index is modified so that the value of the S&P Latin American 40 Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Dilution Adjustments

The Starting Price will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as Calculation Agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Fund, after the Pricing Date,

(1) pays a share dividend or makes a distribution with respect to the Fund Shares in the form of the Fund Shares (excluding any share dividend or distribution for which the number of the Fund Shares paid or distributed is based on a fixed cash equivalent),

(2) subdivides or splits the Fund Shares into a greater number of shares,

(3) combines the Fund Shares into a smaller number of shares, or

(4) issues by reclassification of the Fund Shares other shares issued by the Fund,

then, in each of these cases, the Starting Price will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of the Fund Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of such other shares issued by the Fund, and the denominator of which will be the number of the Fund Shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Fund

Shares are outstanding, the Starting Price will be determined by reference to the other shares issued by the Fund in the reclassification. If any adjustment is made to the Starting Price, the determination of the Note Return Amount will be adjusted. In this case, if the Closing Price of the Fund Shares on every Trading Day from the Pricing Date up to and including the Valuation Date is less than or equal to approximately 175% to 185% (to be determined on the Pricing Date) of the adjusted Starting Price, the payment you receive at maturity for each Note you then hold may be greater than $10 per Note.

Each dilution adjustment will be effected as follows:

•	in the case of any dividend, distribution or issuance, at the opening of business on the business day next following the record date for determination of holders of the Fund Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Fund, and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Starting Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Starting Price and the specified range relevant to the determination of the Note Return Amount will be further adjusted to the Starting Price and the specified range which would then have been in effect had adjustment for the event not been made.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE ISHARES® S&P LATIN AMERICA 40 INDEX FUND

General

iShares® S&P Latin America 40 Index Fund.

According to publicly available documents, the iShares® S&P Latin American Index Fund (the “Fund”) is one of numerous separate investment portfolios called “Funds” which make up the iShares® Trust (the “Trust”), a registered investment company. The Trust is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, the Trust files reports (including its Annual Report to Shareholders on Form N-CSR for the year ended March 31, 2008 and its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended December 31, 2007 and other information) with the SEC. The Trust’s reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus.

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of companies in the Mexican and South American equity markets as represented by the Standard & Poor’s Latin America 40 Index. The Fund’s investment operations commenced on October 25, 2001. The table below reflects the composition and weightings of the Fund, as of August 26, 2008. There is no assurance that the Fund currently holds or will continue to hold these component stocks. Current holdings and weightings are updated daily and may be accessed at the website http://us.ishares.com/product_info/fund/holdings/ILF.htm.

iShares® S&P Latin America 40 Index Fund Holdings as of August 26, 2008

Petroleo Brasileiro S.A. – ADR	11.41%	Tele Norte Leste Participacoes S.A. – ADR	1.50%
America Movil S.A.B. de C.V. – Series L	10.28%	Companhia Energetica Minas Gerais – SP ADR	1.48%
Companhia Vale do Rio Doce – SP ADR	10.11%	Enersis S.A. – SP ADR	1.11%
Companhia Vale do Rio Doce – ADR	8.56%	Grupo Carso S.A. de C.V. – Series A1	0.92%
Banco Bradesco S.A. – ADR	5.40%	Banco Santander-Chile – ADR	0.90%
Banco Itau Holding Financeira S.A. – ADR	4.75%	Centrais Eletricas Brasileiras S.A. – SP ADR CM	0.90%
Companhia Siderurgica Nacional – ADR	3.79%	Aracruz Celulose S.A. – SP ADR	0.88%
Petroleo Brasileiro S.A. – ADR	3.60%	Grupo Modelo S.A. de C.V.	0.79%
Unibanco – GDR	3.51%	Kimberly-Clark de Mexico S.A.B. de C.V. – Series A	0.77%
Cemex S.A.B. de C.V. – CPO	3.31%	Centrais Eletricas Brasileiras S.A. – ADR PREF	0.71%
Gerdau S.A. – Spon ADR	2.98%	Brasil Telecom Participacoes S.A. – ADR	0.65%
Wal-Mart de Mexico S.A.B. de C.V. – Series V	2.97%	Distribucion y Servicio D&S S.A. – ADR	0.56%
Tenaris S.A. – ADR	2.82%	Banco de Chile – ADR	0.52%
Companhia de Bebidas das Americas – ADR	2.58%	Alfa S.A.B. de C.V. – Series A	0.46%
Fomento Economico Mexicano, S.A.B. de C.V. – UBD	2.40%	Companhia Paranaense de Energia – SP ADR P	0.45%
Sociedad Quimica y Minera – SER CPO	2.21%	Petrobras Energia Participaciones S.A. – SP ADR	0.25%
Telefonos de Mexico, S.A.	2.14%	Barclays Institutional Money Market – Institutional Share Class	0.16%
Grupo Televisa, S.A. – SER CPO	2.12%	Cia de Telecom de Chile SA – SP ADR	0.06%
Empresa Nacional de Electricidad – SP ADR	1.78%

Barclays Global Fund Advisors (“BGFA”), the investment adviser to the Fund, uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. Unlike many investment companies, the Fund does not try to “beat” the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. The Fund generally invests at least 90% of its assets in stocks of the S&P Latin America 40 Index and depositary receipts representing stocks of the S&P Latin America 40 Index. The Fund may invest the remainder of its assets in securities not included in the S&P Latin America 40 Index but which BGFA believes will help the Fund track the S&P Latin America 40 Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BGFA.

BGFA uses a representative sampling indexing strategy to manage the Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the S&P Latin America 40 Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the S&P Latin America 40 Index. The Fund may or may not hold all of the stocks in the S&P Latin America 40 Index.

An index is a theoretical financial calculation while the Fund is an actual investment portfolio. The performance of the Fund and the S&P Latin America 40 Index may vary somewhat due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the Fund’s portfolio and the S&P Latin America 40 Index resulting from legal restrictions (such as diversification requirements) that apply to the Fund but not to the S&P Latin America 40 Index or the use of representative sampling. “Tracking error” is the difference between the performance (return) of the Fund’s portfolio and that of the S&P Latin America 40 Index. BGFA expects that, over time, the Fund’s tracking error will not exceed 5%. Because the Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Latin America 40 Index. The Fund’s investment objective and the S&P Latin America 40 Index may not be changed without shareholder approval.

S&P Latin America 40 Index

The S&P Latin America 40 Index (the “Index”) was developed and is maintained in accordance with the following criteria:

The Index is an index drawn from four major Latin American markets — Mexico, Brazil, Chile and Argentina. It is a unique index designed for investors seeking broad market exposure through an index that is efficient to replicate. The 40 constituents are all large, blue-chip companies from these markets.

Index constituents are leading companies from each of the 10 sectors of the Global Industry Classification Standard and from the four markets. Each stock is analyzed for size and liquidity, and each component region has appropriate sector and country representation. The size of each market corresponds to its relative size in the index universe based on adjusted market value.

The Index mirrors the sector weights of the broader universe of stocks from the four markets. Similarly, the Index mirrors the country weights of the four markets within that same universe of stocks. This policy ensures that, with 40 stocks, investors are approximating the sector and country mix of the region.

Calculations of the S&P Latin America 40 Index.

The Index is calculated using a base-weighted aggregate methodology. That means the level of the Index reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float adjustment. An indexed number is used to represent the result of this calculation in order to make the value easier to work with and track over time. The Index is calculated in real time.

On any given day, the Index value is the quotient of the total available market capitalization of the Index’s constituents and its divisor. Continuity in Index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date. This includes additions and deletions to the Index, rights issues, share buybacks and issuances, spin-offs, and adjustments in availability. The divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the Index. The divisor is adjusted such that the Index value at an instant just prior to a change in base capital equals the Index value at an instant immediately following that change.

Changes in the Index level should reflect changes in the total market capitalization of the Index that are caused by price movements in the market. They should not reflect changes in the market capitalization of the Index, or of the individual stocks, that are caused by corporate actions such as dividend payments, stock splits, distributions to shareholders, mergers, or acquisitions. When a corporate action affects the price of a security — such as when the price drops on a special distribution ex-date — the price of the security is adjusted to reflect the ex-date and the Index divisor is adjusted to offset any change in the total market value of the Index.

When a stock is replaced by another stock, the Index divisor is adjusted so that the change in Index market value that results from the addition or deletion does not change the Index level.

All share changes of 5% and over are done at the effective date, or as soon as reliable information is available. Changes of less than 5% are applied on the third Friday of March, June, September and December. Similarly, changes reflecting float adjustment are applied if they cause a capitalization change of 5% or over. Changes of less than this are applied at the annual review in December.

The Index is calculated in U.S. dollars only. The underlying prices are collected in local currencies via Reuters. Using Reuters’ real-time spot exchange rate, these local prices are converted to U.S. dollars. The last exchange to close in the Index is Chile at 6:30 PM (4:30 PM Eastern Time). The Index’s closing value is calculated at 5:05 PM Eastern Time, allowing time for late trades to come in, using the real-time exchange rates at that point in time. In situations where either a stock does not trade or a primary exchange is not open for trading, but the Index is being calculated as other constituent primary exchanges are open and trading, the stocks from the closed primary exchange will use the last available closing price and convert into U.S. dollars using the real time spot foreign exchange rate of the day. The Index’s final closing values convert all stock prices used in the Index calculation at the spot foreign exchange rate provided by Reuters at the closing time of the index, (i.e. 5:05 PM Eastern Time).

Real-time spot Forex rates, as supplied by Reuters, are used for ongoing Index calculation. The end-of-day value of the Index is calculated using the real-time spot exchange rate provided by Reuters at the time the Index is closed. For regional or multicountry indices, where different markets close at different times, after a stock stops trading, it still makes an impact on the Index via the spot Forex rate fluctuations of its currency.

Investable Weight Factor (IWF)

Investable Weight Factor = 1−Sum of the % held by major shareholders

All issues in the S&P Global 1200 index series are assigned a float factor, called an Investable Weight Factor (IWF). The IWF ranges between 0 and 1 and is an adjustment factor that accounts for the publicly available shares of a company. The company’s adjusted market capitalization determines an equity issue’s relative weight in the Index. Standard & Poor’s identifies three types of shareholders whose holdings are considered to be control blocks and subject to float adjustment:

1. Holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buy-out groups.

2. Holdings by government entities, including all levels of government (restricted only to governments of domestic listing markets only).

3. Holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors or founders. Also, holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

The holdings within each group form a cumulative total. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that cumulative group are excluded from the float-adjusted count of shares to be used in Index calculations. To arrive at the 10% and over calculations, individual holdings below 5% are ignored. Holdings under 5% are taken into account only if they belong to clearly related shareholders such as family members or board members. This rule has been adopted to provide a level playing field for all countries, since reporting requirements differ widely between markets. Additionally, statutory limits on foreign ownership are recognized and applied where necessary. Corporate charter or government decree may limit the total amount of shares that non-domiciled investors may own. Case-by-case research is needed to assess the impact of large foreign holdings within a foreign ownership restriction. The final IWF is one minus the larger of the sum of all strategic holdings or the statutory foreign ownership limit.

Exceptions to the Rule:

Holdings by investors whose interests are not strategic in nature but are for investment purposes are ignored completely. These include mutual funds, pension funds, and other institutional investors. It is common for domestic and international fund managers to have exposures in companies that put them in the category of “block owners” by most definitions. However, the nature of the funds management business is plainly to buy and sell shares when there is value in doing so, and not to seek control or remove shares from circulation. Ordinarily these shares are considered part of free float.

The following “block owners” will not be subject to float adjustment:

a) Depositary Banks

b) Pension Funds

c) Mutual funds

d) 401K plans of the company

e) Government Pension Funds

f) Insurance Companies

g) Investment Funds

h) Independent Foundations

i) Savings and Investment Plans

j) Rights/Warrants

Dissemination of the S&P Latin America 40 Index

Daily index values, corporate actions, index weights and portfolios can be received via Standard & Poor’s FTP site. Additionally, daily index values can be viewed on Bloomberg and Reuters

Historical Data on the Fund Shares

The Fund Shares have been listed on NYSE Arca under the symbol “ILF” since December 6, 2007. The following table sets forth the high and low Closing Prices of the Fund Shares and dividends paid per Fund Share for each quarter since January 2004, as reported on the American Stock Exchange from January 2, 2004 through February 15, 2007, on the New York Stock Exchange from February 16, 2007 through

December 5, 2007 and on NYSE Arca from December 6, 2007 through August 28, 2008. Please note that holders of Notes will not be entitled to any rights with respect to the Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend

2004
Quarter
First	$12.8580	$11.7540	$0.1484
Second	$12.9760	$9.9560	$0.0000
Third	$13.4440	$11.5700	$0.0000
Fourth	$16.1140	$13.3000	$0.1877
2005
Quarter
First	$18.1300	$14.9220	$0.0000
Second	$18.7220	$15.5820	$0.0000
Third	$24.0840	$18.6360	$0.0000
Fourth	$26.1340	$21.2320	$0.3380
2006
Quarter
First	29.3980	25.5380	0.0000
Second	32.3900	22.6500	0.0000
Third	28.9280	27.5700	0.0000
Fourth	34.1520	28.0400	0.6521
2007
Quarter
First	36.1720	31.5700	0.0000
Second	44.2520	36.1660	0.0000
Third	48.2480	36.3200	0.0000
Fourth	53.4020	45.5000	0.6943
2008
Quarter
First	54.3580	43.3800	0.0000
Second	61.0360	52.4140	0.5290
Third (through August 28)[1]	53.7800	45.0300	0.0000

[1]	A 5-for-1 stock split of the Fund Shares became effective on July 23, 2008. These prices have been adjusted to reflect that split.

The following graph illustrates the historical performance of the Fund Shares based on the Closing Price thereof on each Trading Day from January 2, 2004 through August 28, 2008. Past movements of the Fund Shares are not indicative of future Fund Share prices.

Daily Closing Prices of the iShares® S&P Latin America 40 Index Fund Shares

On August 28, 2008, the Closing Price of the Fund Shares was $47.39.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Pricing Supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.  A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of     %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$      at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$      in 2008; US$      in 2009; US$      in 2010; and US$      in 2011 (adjusted as described below).

Adjustments to Interest Accruals on the Notes.  If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

If the closing price of the Fund Shares is greater than approximately 175% to 185% of the Starting Price (to be determined on the Pricing Date) (the “Fund Threshold Price”) at any time before six months prior to maturity of the Notes, so that the amount paid at the maturity of the Notes would become fixed, then a U.S. Holder would incur a positive or negative adjustment to interest income under the CPDI regulations. The amount of the adjustment would be equal to the difference between the present value of the amount of the fixed payment at maturity and the present value of the projected amount of the payment at maturity, in each case determined by discounting the amount from the maturity date to the date when the Fund Threshold Price is met, using a discount rate equal to the comparable yield on the Notes. Under the CPDI regulations, those adjustments must be taken into account in a reasonable manner over the periods to which they relate. As a result, such an adjustment should be recognized over the remaining term of the Notes as a increase or decrease to interest accruals.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.  When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. However, if the Fund Threshold Price is met more than six months prior to the maturity of the Notes, then any gain or loss arising from a subsequent disposition of the Notes will be capital.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases. The deductibility of net capital losses is subject to limitations.

Information Reporting and Backup Withholding.  Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.  All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.  In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax.  A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $      principal amount of the Notes ( Notes) for $9.700 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.275 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.275 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.275 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the S&P Latin American 40 Index or Related Derivative Instruments by Affiliates of Citigroup Funding” in this Pricing Supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

     You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Contingent Upside Participation
Principal Protected Notes

Based Upon the
iShares® S&P Latin America 40 Index Fund
Due 2010
($10 Principal Amount per Note)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
          , 2008
(Including
Prospectus Supplement
dated April 13, 2006
and
Prospectus
dated March 10, 2006)